 Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-257789
OAKTREE DIVERSIFIED INCOME FUND INC.
Supplement dated July 5, 2023, to the Prospectus dated May 1, 2023
The following replaces the Financial Highlights contained in the Prospectus:
	For the Year Ended December 31, 2022	For the Period November 1, 2021(1) through December 31, 2021
Per Share Operating Performance
Net asset value, beginning of period	$9.94	$10.00
Income from Investment Operations:
Net investment income(2)	0.50	0.02
Net realized and change in unrealized loss	(1.20)	(0.07)
Net decrease in net asset value resulting from operations	(0.70)	(0.05)
Distributions to Shareholders:
From net investment income	(0.65)	(0.01)
Total distributions paid(3)	(0.65)	(0.01)
Net asset value, end of period	$8.59	$9.94
Total Investment Return(4)	(7.03)%(5)	(0.37)%(6)
Ratio to Average Net Assets/Supplemental Data:
Net assets, end of period (000s)	$151,702	$150,092
Gross operating expenses excluding interest expense	1.96%	5.55%
Gross operating expenses	2.51%	5.55%(7)
Net expenses, including fee waivers and reimbursement or recoupment and excluding interest expense	2.10%	2.10%(7)
Net expenses, including fee waivers and reimbursement or recoupment and interest expense	2.65%	2.10%
Net investment income	5.64%	1.51%(7)
Net investment income, excluding the effect of fee waivers and reimbursement or recoupment	5.50%	(1.94)%(7)
Portfolio turnover rate	25%	4%(6)

(1)
Commencement of operations.

(2)
Per share amounts presented are based on average shares outstanding throughout the period indicated.

(3)
Distributions for annual periods determined in accordance with federal income tax regulations.

(4)
Total investment return is computed based upon the net asset value of the Fund’s shares and excludes the effects of sales charges or contingent deferred sales charges, if applicable. Distributions are assumed to be reinvested at the net asset value of the Class on the ex-date of the distribution.

(5)
The total investment return for the year ended December 31, 2022, has been restated to (7.03)% for the correction of a typographical error.

(6)
Not annualized.

(7)
Annualized.

Please retain this Supplement for reference.